02007943

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52423

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED AUG 29 2002 WASH. D.C. 154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cap Pro Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 South Sixth Street, Suite 245
(No. and Street)

Minneapolis, (City) Minnesota (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Dorale (612) 215-3533
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Michael D. Burns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cap Pro Brokerage Services, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CARLO P DINATALE
NOTARY PUBLIC – MINNESOTA
MY COMMISSION EXPIRES 1-31-05

Notary Public

Signature

Vice President and Chief Compliance Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

CAP PRO BROKERAGE SERVICES, INC.

June 30, 2002


SEC MAIL
PROCESSING
RECEIVED
AUG 29 2002
WASH., D.C.
154
SECTION

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors of
Cap Pro Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Cap Pro Brokerage Services, Inc. (the "Company") as of June 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cap Pro Brokerage Services, Inc. as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note G, the Company is experiencing difficulty in generating sufficient cash flow to meet its obligations and sustain its operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note G. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Grant Thornton LLP

New York, New York
July 26, 2002

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Cap Pro Brokerage Services, Inc.

STATEMENT OF FINANCIAL CONDITION

June 30, 2002

ASSETS

Cash and cash equivalents	$281,204
Due from broker	159,885
Receivable from member firms	11,392
Other receivables	73,174
Total assets	$525,655

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to member firms	$103,473
Other payables	5,222
Total liabilities	108,695
Stockholders' equity	
Common stock - $.01 stated value per share; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	250,009
Retained earnings	166,950
Total stockholders' equity	416,960
Total liabilities and stockholders' equity	$525,655

The accompanying notes are an integral part of this statement.

Cap Pro Brokerage Services, Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

June 30, 2002

NOTE A - GENERAL BUSINESS

Cap Pro Brokerage Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated in Delaware on September 30, 1999, as a wholly-owned subsidiary of Capital Professional Advisors, Inc. ("Capital"). The Company enables accounting firms ("Member Firms") to operate as diversified professional service firms by introducing the clients of Member Firms to its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirement of SEC rule 15c3-3 under paragraph k(2)(i).

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

Cash and cash equivalents include cash in checking accounts and investments in a money market mutual fund.

2. *Revenue Recognition*

Commissions are generated from the sales of mutual funds, annuities, money market, fixed income and equity securities initiated by Member Firms. The Company is allocated a portion of the commissions based on various agreements with the Member Firms. The Company also earns an agreed-upon transaction fee as well as a spread on cash balances held by its clearing broker.

Commissions and related clearing fees are recorded on a trade-date basis as securities transactions occur.

3. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - DUE FROM BROKER

The Company conducts business with its clearing broker on behalf of its Member Firms' clients pursuant to a clearance agreement. The Company earns commissions as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

All money market positions and receivables from clearing broker reflected on the statement of financial condition are positions carried by and amounts due from the clearing broker.

NOTE D - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital as defined, to be 6-2/3% of aggregate indebtedness or $100,000, whichever is greater.

At June 30, 2002, the Company had net capital of $328,881, which exceeded its requirement by $228,881.

NOTE E - CONCENTRATION OF CREDIT RISK

As a securities broker-dealer, the Company is engaged in brokerage activities on an agency basis and riskless principal fixed income trades only. In the event that customers, counterparties or clearing agents are unable to fulfill their obligations, the Company is exposed to off-balance-sheet credit risk.

The Company maintains its cash in high-quality financial institutions. The balances, at times, may exceed the federally insured limits.

NOTE F - RELATED PARTY TRANSACTIONS

The Company bears brokerage ticket charges, execution and clearance fees. All other expenses are borne by Capital, including compensation, professional services, rent and purchases of fixed assets.

The Company receives accounting services as well as utilizes office space and fixed assets owned by Capital in its day-to-day operations. The Company receives an economic benefit that is not reflected in its financial statements through this arrangement. In consideration of the services provided, Capital shares in the revenue generated by the Company. The allocation of the revenue generated by the Company shall be determined on a monthly basis and shall be payable monthly in arrears. As of June 30, 2002, there was $560,000 in excess revenue allocated to Capital. Included in other receivables at June 30, 2002 is $46,653 from related entities for services provided. In addition, Capital has a marketing agreement with its parent, cpa2biz, from which the Company benefits.

The Company files a consolidated tax return with cpa2biz; accordingly, no taxes are due based upon the Company's tax allocations.

The Company requires ongoing support from its parent to fund operations as well as other services including marketing. The above structure results in an economic dependency of the Company on its parent.

NOTE G - GOING CONCERN

The accompanying statement of financial condition has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ultimate parent, cpa2biz, has required that Capital and its subsidiaries, including the Company (collectively the "Companies"), identify and obtain funding from third-party sources, and has stated that it will not be the exclusive funding source for the Company beyond October 31, 2002. In addition, the Companies have experienced continuing operating losses and insufficient cash flow to meet their operating needs. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

NOTE G (continued)

The statement of financial condition does not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitability. Capital is now in the late stages of negotiations to obtain the required funding from a third party, and anticipates signing an Agreement with that third party prior to October 31, 2002. Although Capital believes that there are several additional attractive funding opportunities to pursue, there is no guarantee that Capital will be successful in earning or raising all or a portion of the necessary funds.

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

CAP PRO BROKERAGE SERVICES, INC.

June 30, 2002


SEC MAIL
RECEIVED
PROCESSING
AUG 2 9 2002
WASH. D.C.
154
SECTION

Grant Thornton

Accountants and Management Consultants

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors of
Cap Pro Brokerage Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Cap Pro Brokerage Services, Inc. (the "Company") for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
July 26, 2002

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com